UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                February 27, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

TDC'S SURVEY OF INFORMATION PUBLISHED FROM 1 FEBRUARY 2005 TO 31 JANUARY 2006

Copenhagen, Denmark - Pursuant to section 27 a of the Securities Trading Act, TDC hereby makes a survey of information that TDC has published or made available to the public in the period 1 February 2005 - 31 January 2006 in accordance with the company's obligations under the Securities Trading Act, the Public Companies Act and the Financial Statements Act.

Public announcement pursuant to the Securities Trading Act:






3 February 2005      TDC proposes cancellation of treasury shares

10 February 2005     TDC proposes lifting of the 9.5 percent ownership limitation

17 February 2005     Notice of Annual General Meeting in TDC

23 February 2005     Full year 2004 and 4Q 2004 report

24 February 2005     TDC Annual Report 2004

17 March 2005        TDC Annual General Meeting - resolutions

17 March 2005        TDC's Board of Directors constitutes itself

30 March 2005        TDC increases its stake in HTCC to 62.9%

31 March 2005        TDC quarterly status on holding of treasury shares

1 April 2005         Articles of Association of TDC

28 April 2005        TDC adopts IFRS

3 May 2005           Quarterly Report - 1Q 2005

9 May 2005           TDC buys Dotcom in Sweden

23 May 2005          TDC Annual Report 2004 under Form 20-F

31 May 2005          TDC buys Ascom Business Communications division in Switzerland

17 June 2005         TDC is exploring the strategic options for TDC Directories

29 June 2005         Cancellation of own shares completed

4 July 2005          Articles of Association of TDC

13 July 2005         Status on TDC's holding of its own shares

4 August 2005        Quarterly Report - 2Q 2005

17 August 2005       TDC comments on Wall Street Journal article

3 October 2005       Status on TDC's holding of its own shares

6 October 2005       TDC announcement

14 October 2005      TDC to sell TDC Directories for DKK 4.85bn

2 November 2005      Quarterly Report - Q3 2005

30 November 2005     TDC announces public tender offer at DKK 382 per share

30 November 2005     TDC Directories sale completed

2 December 2005      Statement of the Board of Directors of TDC A/S

4 January 2006       Status on TDC's holding of its own shares

9 January 2006       The Board's comments to the conclusion of ATP's assessment in relation to NTC's public tender offer

11 January 2006      Statement of treasury shares and outstanding share options

12 January 2006      TDC Board; recommendation reiterated

19 January 2006      Statement of treasury shares and outstanding share options

20 January 2006      TDC reduces headcount in the domestic business as planned

27 January 2006      TDC rated BB with negative outlook by Standard & Poor's



The stock exchange announcements are available at www.tdc.com.

Public announcement pursuant to the Public Companies Act:






6 April 2005         Registration with the Danish Commerce and Companies Agency of amendments to the Articles of Association adopted on 17 March 2005

6 April 2005         Registration with the Danish Commerce and Companies Agency of Ernst & Young Statsautoriseret
                     Revisionaktieselskab's resignation from the company's group of auditors on 17 March 2005

6 April 2005         Registration with the Danish Commerce and Companies Agency of resolution on capital reduction passed on
                     17 March 2005

4 July 2005          Registration with the Danish Commerce and Companies Agency of capital reduction completed on 29 June 2005



The registrations are published with the Danish Commerce and Companies Agency. The Articles of Association is available at the Danish Commerce and Companies Agency and at www.tdc.com.

Public announcement pursuant to the Financial Statements Act:




5 April 2005         Filing of Annual Report 2004 with the Danish Commerce and Companies Agency

3 May 2005           Filing of Quarterly Report for Q1 2005 with the Danish Commerce and Companies Agency

4 August 2005        Filing of Quarterly Report for Q2 2005 with the Danish Commerce and Companies Agency

2 November 2005      Filing of Quarterly Report for Q3 2005 with the Danish Commerce and Companies Agency



The financial statements are available at the Danish Commerce and Companies Agency.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC has five main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. Nordic Telephone Company ApS owns 88.2% of the shares, with the remainder held by individual and institutional shareowners.

TDC LISTINGS

SHARES: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

   February 27, 2006                              /s/ FLEMMING JACOBSEN
------------------------               -----------------------------------------
        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury